NEWS RELEASE

March 30, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

WARRANT EXTENSION

Almaden Minerals Ltd. (AMM: TSX; AAU: NYSE Alternext) (“Almaden”) announces that, subject to TSX approval, it is extending the time for the exercise of 113, 158 Warrants at $ 1.15 from the present exercise date of March 31, 2010 to September 30, 2010, subject to the restriction that, pursuant to the policies of the TSX, no warrants will be permitted to be exercised in the period between March 31, 2010 and April 13, 2010. The exercise price is not changed and there are no person holding any such warrants that is an Insider of Almaden.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.